                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TELECOM ITALIA S.p.A.

SHAREHOLDERS' MEETING OF 18 OCTOBER 2012

REPORT OF THE BOARD OF DIRECTORS

ON THE ITEMS ON THE AGENDA

Dear Shareholders,

in this Meeting, you are called on to resolve on the responsibilities and liabilities of two former Executive Directors of the Company: Carlo Orazio Buora and Riccardo Ruggiero. Mr Buora was an Executive Director of the Company from November 2001, while Mr Ruggiero was Executive Director from September 2002. Both ceased to hold office in December 2007.

As a preliminary matter, you are reminded that in terms of procedure, both the corporate liability action and the relative settlement (even preliminarily to the corporate liability action) must be decided by an Ordinary Shareholders’ Meeting, which resolves on the issue with the standard quorum (an absolute majority of the capital present at the meeting). However, regarding settlement, the Italian Civil Code specifies a “blocking minority” mechanism, which is equal to 5% of the share capital for listed companies: even if there is a majority vote in favour of abandoning the proceedings, such a resolution would not be approved if this predetermined quota of the share capital had voted against it.

1.

Reconstruction of events

As is well known, in recent years, upon the emergence of apparently critical situations and potential alarm signals, Telecom Italia spontaneously undertook a variety of audits, reporting on their results in its periodic financial disclosure, reports on corporate governance and share ownership structure, and specific communications required by Consob.

In particular, in March 2010 the Company decided to initiate a review for the analysis of certain allegedly unlawful activities committed to the detriment of the Company and the Group that had emerged from criminal investigations or internal control activities or that were otherwise known. This review, known as the Greenfield Project, was part of a series of initiatives undertaken with the primary purpose of clarifying the situation around these events, determining the solutions needed to protect the Group, and implementing any appropriate improvement actions to prevent the repetition of similar events.

Among other issues, this analysis – assigned to the Forensic division of Deloitte Financial Advisory Services S.p.A. – identified two areas of investigation, also referred to as project "streams": the area regarding the Security Department of Telecom Italia (regarding “in-depth analyses on the management methods employed by this department in the period 2000-2007, in order to verify the business and economic impact of the pending criminal proceedings1 and to identify organizational actions to prevent the same situations from reoccurring”) and the area referring to prepaid cards (concerning “in-depth analyses on the instances of unlawfully registered prepaid telephone cards and the evaluation of organizational actions already taken or to be taken”).

The major factors that emerged from Deloitte's review were summarised in the annex to the Corporate Governance and Share Ownership Report (available on the  website www.telecomitalia.com, Governance section, Governance System channel - Corporate Governance and Share Ownership Report) which accompanied the Company's financial statements for the year ended on 31 December 2010 (approved by the Shareholders’ Meeting on 12 April 2011). This document stated that “the Company's Board of Directors, on the basis of available knowledge, and taking account of Deloitte's reports and the opinions of legal advisers in light of the discussion that took place during the meeting, decided not to include on the agenda of the next shareholders' meeting [Ed: the Meeting on 12 April 2011] the proposal to pursue actions against the directors in office at the time of the facts examined”. It was however specified that “the Board could change its decision if new information and/or facts came to light”.

In this regard, it was subsequently reported to the Shareholders’ Meeting held on 15 May 2012 (the minutes of which are available on the website www.telecomitalia.com, Investors section, Shareholders – AGM and Meetings channel) that, also in the light of developments in the ongoing criminal proceedings, the Board of Directors had resolved:

•

to interrupt the five year period after which proceedings against the former Executive Directors of the Company Carlo Orazio Buora and Riccardo Ruggiero would be time barred; both were in office until 3 December 2007 (and hence the five year period would have expired on 3 December 2012), as well as

•

to make the necessary preparations for the company to start liability proceedings against them, including calling a specific Meeting of the Shareholders.

In particular, the following new facts were taken into account:

•

regarding the Security case, the Supreme Court of Appeal, in its judgement 1265/11 of 20 September 2011, upheld the Decision of the Milan Judge for Preliminary Hearings  that there is no case to answer in relation to the crimes of unlawful appropriation of the assets of Telecom Italia as alleged by the Public Prosecutor, based on the absence of legal or logical defects in that decision. More specifically, the Supreme Court concluded that the part of the decision of the Judge for Preliminary Hearings that determined that the Senior Management of Telecom Italia in office at that time cannot have been unaware of the actions of the Security department is correct regarding the aspects that can be considered by the Supreme Court;

•

regarding the prepaid cards affair, in April 2012 the Public Prosecutor of Milan served a notice concluding the investigations on Riccardo Ruggiero, other former employees and Telecom Italia, with regard to the offence of “Obstruction to the public supervisory authorities from performing their functions” relative, in the statement of charges, to the communication to AGCOM of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards refilled with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not refilled in the twelve months after activation2.

At the beginning of June criminal charges against Mr. Buora, among others,  were dismissed; the former had been listed in the register of persons under investigation for a series of offences related to the processing of personal data as well as for criminal conspiracy and espionage activities and abusive access to computer systems.

Again in June, regarding the prepaid cards proceedings, the Public Prosecutor of Milan committed Telecom Italia for trial. The Company however, during the preliminary hearing, formulated a plea bargaining motion and joined the proceedings as a civil party against the persons committed for trial. During the hearing on 10 July 2012 the Milan Judge for Preliminary Hearings accepted the plea bargaining motion of Telecom Italia3, acknowledging that from 2008 it adopted an organizational model sufficient to prevent the commission of criminal acts similar to those committed, and ordered the committal for trial of the former managers including Mr. Ruggiero.

As announced to the Shareholders’ Meeting on 15 May 2012, and taking account of the subsequent developments (including the settlement proposal formulated by Mr. Buora’s legal counsel), the Board of Directors, having obtained the favourable approval of the Internal Control and Corporate Governance Committee, convened the Shareholders’ Meeting with the following agenda:

•

Proposed dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Carlo Orazio Buora or, subordinately and solely in the case of non-approval, proposal for the Company to start corporate liability action.

•

Proposal for the Company to start  corporate liability action against its former Executive Director, Riccardo Ruggiero.

Finally, shortly before the Board  meeting on 13 September 2012, which had been convened to approve the report on the items on the agenda for the Shareholders' Meeting, and after the publication of the call notice of the latter (31 August 2012), a settlement proposal was also received through the legal counsel of Mr. Ruggiero.

2.

The claims of the Company and the reaction of the other parties

In July 2012, Telecom Italia, through its legal counsel, sent separate letters to Mr. Buora and Mr. Ruggiero, contesting the breach of their duties as directors of Telecom Italia4, regarding the security and sim card affairs respectively, and reserved the right to start proceedings against them pursuant to article 2393 of the Italian Civil Code (Corporate Liability Action) to obtain compensation for the damages suffered. For their part, the former Directors, through their legal counsel, responded to the allegations made, rejecting all charges.

Given the above, in a possible civil dispute the Company would rely primarily on the results of the reports issued by Deloitte on completion of the Greenfield Project, and on the evidence resulting so far from the ongoing criminal proceedings. Regarding the Deloitte reports their acquisition by the Public Prosecutor in the Security proceedings prohibits - for the time being - their publication (art. 114 of the Italian Code of Criminal Procedure). The essential documentation regarding the criminal proceedings mentioned, on the other hand, is posted on the website www.telecomitalia.com, Investors section, Shareholders – AGM and Meetings channel on the page for the Shareholders’ Meeting to be held on 18 October 2012.

For Mr. Buora, reference is made to the criminal proceedings  started by the Public Prosecutor in the Milan Court (46257/09 R.G.N.R and 211655/12 R.G.GIP), where he has been investigated for a series of offences related to the processing of personal data, for which the statute of limitations was subsequently declared, as well as for criminal conspiracy and espionage activities, abusive access to computer systems, for which an order for dismissal was issued based on the absence of criminal intent or non-involvement in the criminal matters. Regarding Mr. Ruggiero, the reference is to criminal proceedings no. 6700/11 R.G.N.R. mod. 21 pending before the Milan Court, in which the former Executive Director is charged with having conspired with others to commit the crime of obstructing public supervisory authorities in performing their functions .

For the purpose of the proposed corporate liability action, it is not necessary to indicate the amounts requested as compensation for the damages suffered by the Company, since the latter can reserve the right to quantify during the proceedings.  Reference can be made, as an indication, to the issues taken into account by Deloitte when describing the economic effects of the facts which were the object of its review, as summarized in the aforementioned report on corporate governance and share ownership that accompanied the financial statements at 31 December 20105. In general terms, it should be recalled that the Company could request compensation for all the damages ascribable to its former directors in the corporate liability proceedings,  which, in addition to the damages that are the immediate and direct consequence of the breach of duties the former Directors are charged with, include:

•

the damages that are a mediated and indirect consequence, but which are the normal effect of the alleged breach, according to the principle of “causal regularity”;

•

all economic and non-economic damages, however suffered (and hence also any damages to the image or commercial reputation (of the Company).

In any case, after the exchange of letters mentioned above, the legal counsels of both of the former Executive Directors contacted the Company separately to ascertain the possibility that a settlement to the disputes might be reached.

As regards Mr Buora, the proposal formalised after the contacts made (proposal that excludes the acknowledgement of any responsibility on the part of the former Director) foresees, in the face of a resolution by the shareholders meeting pursuant to article 2393, subsection 6, of the Italian Civil Code (which regulates the Company's waiver of its right to start corporate liability action and relative settlement), the payment of an amount equal to one million euros. The sum is offered as compensation in a full and final settlement, which covers every action by the former Executive Director and all aspects of possible liability of any nature and/or title.

Similarly, as regards Mr. Ruggiero, the settlement proposal, for the sum of 1.5 million euros, excludes an acknowledgement of responsibility on the part of the former Director. In this case too it would be a full and final settlement, covering every action by Mr. Ruggiero and all aspects of possible liability both as Managing Director and Executive Director of Telecom Italia, including the Company's waiver of its right to join the criminal proceedings No. 6700/2011 R.G.N.R. – 9270/11 R.G. GIP as civil party.

3.

Consideration by the Board of Directors

The Shareholders’ Meeting of Telecom Italia is the body primarily6 responsible for resolving to proceed with the corporate liability action against Carlo Orazio Buora and Riccardo Ruggiero, and hence of deciding whether action should be taken against them, and also of authorising a settlement.

On its part, the Board of Directors offers you the following considerations.

Corporate liability actions always have an element of intrinsic uncertainty. In this specific case, settlement:

•

would avoid the long, costly and uncertain legal process necessary for the Company to assert its claims for compensation in court;

•

would ensure the recovery of a sum that, while less than the sum that could theoretically be claimed, would still represent a form of relief that is not merely symbolic for Telecom Italia, as well as constitute a major affirmation of principle regarding the protection of the interests of the company and its shareholders even against its former directors;

•

has been favourably assessed by the legal advisors consulted. The latter have pointed out that, unlike the judgement obtained in corporate liability actions, which are public, there are few precedents to be found for settlements of this kind, and the related sums cannot really be compared, as they depend on the characteristics of the individual cases and the context in which the settlement of the dispute occurred. Notwithstanding all this, and without prejudice to the managerial and discretionary nature of any choice made by the shareholders’ meeting regarding the institution of proceedings for compensation or the settlement, they favourably considered the terms of the proposals received by the Company, as they do not deem them worse than those they have directly encountered in their professional activity in comparable situations.

Regarding Mr. Buora, the dismissal of the criminal charges against him should also be considered, as this would mean that these civil proceedings cannot benefit from evidence deriving from the criminal case and acquired through the investigative powers of the public prosecutor, in seeking to demonstrate the breach of his duties, and the causal nexus between this breach and the damage suffered by the Company. This circumstance could be particularly relevant in relation to a specific case that is substantially unprecedented, in which a former Director is accused of poor management and inertia in relation to internal controls and Security, which fell within his sphere of competence. The substantial absence of legal precedents in similar cases is a further element in favour of settlement.

In the light of all these considerations, with respect to each of the former Directors the Board of Directors proposes that the Shareholders’ Meeting, primarily, approve the settlements described above or, subordinately, to approve the proposal to start action, regarding the aspects of liability as per the charges hereinabove summarised. The proposals to start corporate liability action are subordinate to (i) non-approval of the settlement proposals or (ii) approval of said proposals, but opposed by a qualified minority of 5% of the share capital.

Consistently with this solution, on 13 September 2012 the Board of Directors adjusted the agenda of the Shareholders' meeting as follows:

•

Proposed dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Carlo Orazio Buora or, subordinately and solely in the case of non-approval, proposal for the Company to start corporate liability action.

•

Proposed dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Riccardo Ruggiero or, subordinately and solely in the case of non-approval, proposal for the company to start corporate liability action.

In view of all this, the Board of Directors submits for your approval the following

Proposals

Regarding the first item on the agenda (”Proposed dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Carlo Orazio Buora or, subordinately and solely in the case of non-approval, proposal for the company to start corporate liability action”), the Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having considered the explanatory report of the Board of Directors,

•

having acknowledged the proposed amicable settlement pursuant to article 2393, subsection 6 of the Italian Civil Code, formalised by former Executive Director of the Company, Carlo Orazio Buora,

Resolves

first and foremost

•

to approve the proposal for a dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Carlo Orazio Buora, and hence approve the settlement of the corporate liability action against him, within the terms and limits summarised in the explanatory report of the Board of Directors;

•

to confer a mandate on the Chairman of the Board of Directors to proceed, directly or through special agents, to complete and sign all documents or contracts to implement the resolutions referred to in the previous paragraph.

in the alternative, in the sole case that the above proposal should not be approved,

•

to approve the proposal to institute corporate liability action against former Executive Director of the Company Carlo Orazio Buora within the terms and limits summarised in the explanatory report of the Board of Directors;

•

to confer a mandate on the Chairman of the Board of Directors to proceed, directly or through special agents, to complete and sign all documents necessary or appropriate to implement the resolutions referred to in the previous paragraph.

Regarding the second item on the agenda (”Proposed dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Riccardo Ruggiero or, subordinately and solely in the case of non-approval, proposal for the company to start corporate liability action”), the Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having considered the explanatory report of the Board of Directors,

•

having acknowledged the settlement proposal formalised by the  former Executive Director of the Company, Riccardo Ruggiero,

•

pursuant to article 2393 and, insofar as it is applicable, article 2396 of the Italian Civil Code,

Resolves

first and foremost

•

to approve the proposal for a dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director and General Manager of the Company Riccardo Ruggiero, and hence approve the settlement of the corporate liability action against him, within the terms and limits summarised in the explanatory report of the Board of Directors, with Telecom Italia thereby waiving its right to join the criminal proceedings No. 6700/2011 R.G.N.R. – 9270/11 R.G. GIP as civil party;

•

to confer a mandate on the Chairman of the Board of Directors to proceed, directly or through special agents, to complete and sign all documents or contracts to implement the resolutions referred to in the previous paragraph.

in the alternative, in the sole case that the above proposal should not be approved,

•

to approve the proposal to institute corporate liability action against former Executive Director and General Manager of the Company Riccardo Ruggiero, within the terms and limits summarised in the explanatory report of the Board of Directors;

•

to confer a mandate on the Chairman of the Board of Directors to proceed, directly or through special agents, to complete and sign all documents necessary or appropriate to implement the resolutions referred to in the previous paragraph.

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian language version prevails.

Telecom Italia S.p.A.

Registered Office Milan at Piazza degli Affari 2

Executive office and branch office in Rome at Corso d’Italia 41

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital 10,693,628,019.25 euros fully paid up

Tax Code, VAT Registration Number and

Milan Business Register Number 00488410010

Footnotes

1

Criminal proceedings are currently under way, in the trial phase before Section One of the Milan Court of Assizes, in which the charges against Telecom Italia were dropped in May 2010, the judge having approved the motion for settlement presented by the Company (plea bargaining). It should be recalled that in December 2008 Telecom Italia had received notification of the application for its committal for trial pursuant to legislative decree no. 231/2001 in relation to actions involving some former employees and former collaborators charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. During the initial hearings, Telecom Italia filed its application to be a civil party in the proceedings against all the defendants committed for trial, for all the offences they are accused of, including the crimes of corruption and criminal conspiracy. The Company's application to be a civil party in the proceedings was granted by the Court on 26 January 2011. Telecom Italia is also the party with civil liability in relation to the eleven persons charged with criminal conspiracy, corruption and hacking, in the statement of charges, committed against a total of thirty two civil parties: cf. note 24 to the financial statements at 31 December 2011, available on the  website www.telecomitalia.com, Investors section, Reports & Results channel.

2

Cf. note 18 to the financial statements at 30 June 2012, available on the company website www.telecomitalia.com,  Investors section, Reports & Results channel.

3

A judgement of “settlement of the proceedings” was passed in favour of Telecom Italia, with an administrative fine of 600,000 euros.

4

In particular, the duty to oversee the organisational, administrative and accounting system, the duty to supervise, the duty to obtain information, and the duty to ensure that unlawful incidents that can damage the company do not occur or are prevented, or their damaging consequences mitigated.

5

Regarding the Security stream, the document summarised the costs/expenditure assessed by Deloitte and borne by Telecom Italia at the time and correlated/correlatable with the affair. In addition, Deloitte noted the presence of further costs/expenditure "that might be sustained in the future in relation to disputes and civil proceedings brought after this affair”: the judgement against the Company, jointly with F.C. Internazionale Milano S.p.A. awarding the sum of one million euros to Mr Christian Vieri, pronounced by the Milan court in August 2012, should be considered to be of this kind.

As for the estimate of the economic effects correlated with the prepaid cards affair, according to Deloitte’s quantification, also included in the report on corporate governance and share ownership 2010, the irregular user registrations involved costs of between 19.9 and 27 million euros.

Pursuant to the law, liability action may also be promoted by a resolution of the Board of Auditors, taken by a majority of two thirds of its members, or by shareholders representing at least 2.5% of the share capital of the company.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 17th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager